Filed pursuant to 424(b)(3)
Registration #333-85666

SUPPLEMENT NO. 27 DATED MARCH 28, 2003
TO THE PROSPECTUS DATED JUNE 7, 2002
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 26 to you in order to supplement our prospectus. This supplement, dated March 28, 2003 to our prospectus dated June 7, 2002, updates information in the "Risks of Real Estate Ownership", "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 27 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 26 dated March 19, 2003 and Supplement No. 25 dated March 7, 2003 (Supplement No. 25 superseded certain information contained in our prospectus and prior supplements dated between June 18, 2002 and February 27, 2003), and must be read in conjunction with our prospectus.

Risks of Real Estate Ownership

The discussion under this section, which starts on page 15 of our Prospectus, is supplemented by the following:

The terrorist attacks that occurred in the United States on September 11, 2001 caused periodic major instability in the United States and other financial markets. Possible further acts of terrorism and current and future war risks could have a similar impact. The United States continues to take military action against terrorism and has initiated a military action with Iraq. Terrorist attacks and military conflict in the Middle East may lead to additional armed hostilities or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may further contribute to economic instability. Any such attacks could, among other things, cause further instability in financial markets and could directly or indirectly negatively affect our tenants or properties and their operations.

Real Property Investments

The discussion under this section, which starts on page 92 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

The following table provides information regarding the properties we have acquired since March 19, 2003, the date of our last supplement. We purchased these properties from unaffiliated third parties. We purchased these properties with our own funds. However, we expect to place financing on the properties at a later date.
		Year	Date	Approx. Acquisition Costs, including	Gross Leasable Area	Physical Occupancy as of 3/28/03	No. of
Property	Type	Built	Acquired	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Watercolor Crossings Walton County Road 395 Watercolor, FL	D	To be built	Land acquired 3/24/03	790,000	--	--	--	--

Downtown Short Pump West Broad Street and Pouncey Tract Road Richmond, VA	NC	2000	3/20/03	33,600,000	125,553	96	16	Regal Cinemas Barnes & Noble

Village Center 5500 Washington Ave. Mount Pleasant, WI	NC	2002/2003	3/20/03	23,975,000	217,103	92	8	Jewel Food Kohl's

Valley Park Commons 1520 Wesel Boulevard Hagerstown, MD	NC	1993	3/20/03	11,325,000	89,579	81	9	Martin's Food Store

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

NC Neighborhood and Community Retail Shopping Center

D Development Project

Other Real Property Investments

On March 27, 2003, we funded a $36,000,000 principal amount, six month loan, secured by a first mortgage on the Carlisle Commons shopping center in Carlisle, Pennsylvania. The loan accrues interest at a rate of 8.446% per annum on the outstanding principal balance. We intend to acquire this property at the maturity of the loan.

Potential Property Acquisitions

We are currently considering acquiring the following properties. Our decision to acquire each property will generally depend upon no material adverse change occurring in the property, the tenants or the local economic conditions;
  our receipt of sufficient net proceeds from this offering to make these acquisitions or sufficient availability of credit; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating each property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the properties are well located, have acceptable roadway access, attract high-quality tenants, are well maintained and have been professionally managed. The properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire these properties.

We anticipate purchasing the following properties from unaffiliated third parties. We intend to purchase these properties with our own funds. However, we expect to place financing on the properties at a later date.
		Year	Approximate Acquisition Costs including	Gross Leasable Area	Physical Occupancy as of 03/28/03	No. of
Property	Type	Built	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Belmont Village Square Hwy. 301 and Bishop Rd. Rock Mount, NC	NC	2001	4,900,000	52,200	87	6	Food Lion Dollar General

Bi-Lo Asheville 511 Smokey Park Hwy. Candler, NC	NC	2003	7,700,000	54,319	82	3	Bi-Lo

Bi-Lo Southern Pines Hwy. 15 and Hwy. 501 Southern Pines, NC	NC	2002	8,180,000	57,414	86	5	Bi-Lo

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

NC Neighborhood and Community Retail Shopping Center

Plan of Distribution

The following new subsection is inserted at the end of this section on page 192 our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,924 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001, the first offering terminated. Our second offering began February 1, 2001. As of August 29, 2002, we had sold 50,000,000 shares in our second offering resulting in gross proceeds of $497,842,917, thereby completing the second offering. Inland Securities Corporation also served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 29, 2002, we had incurred $42,631,670 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $455,211,247 of net proceeds from the sale of those 50,000,000 shares. Our third offering began June 7, 2002. As of March 25, 2003, we had sold 87,590,529 shares in our third offering, resulting in gross proceeds of $874,508,741. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of March 25, 2003, we had incurred $76,352,541 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $798,156,200 of net proceeds from the sale of those 87,590,529 shares. An additional 4,261,781 shares have been sold pursuant to our Distribution Reinvestment Program as of March 25, 2003, for which we have received additional net proceeds of $40,486,919. As of March 25, 2003, we had repurchased 585,394 shares through our Share Repurchase Program resulting in disbursements totaling $5,483,307. As a result, our net offering proceeds from all offerings total approximately $1,413,237,982 as of March 25, 2003, including amounts raised through our Distribution Reinvestment Program, net of shares, repurchased through our Share Repurchase Program.

We also pay affiliates of our advisor, which are owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the nine months ended September 30, 2002, we have incurred and paid property management fees of $3,233,783. For the years ended December 31, 2001 and 2000, we have incurred and paid property management fees of $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the nine months ended September 30, 2002, we had incurred $3,293,000 of such fees. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $6,667,000 are included in the purchase prices we have paid for all our properties purchased through March 25, 2003. As of March 25, 2003, we had invested approximately $1,200,000,000 in properties that we purchased for an aggregate purchase price of approximately $1,933,000,000, and we had invested approximately $93,000,000 in three notes receivable from developers of two shopping centers. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of March 25, 2003, we had net offering proceeds of approximately $123,000,000 available for investment in additional properties. As of March 25, 2003, we have committed to the acquisition of an additional $945,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.